Exhibit 99.1

Jaguar Mining Announces Private Placement of up to $20 Million of 12% Senior Secured Convertible Debentures and Strategic Review Process

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

(All figures are in US dollars unless otherwise expressed)

TSX-V: JAG

TORONTO, Feb. 27, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX-V: JAG) announces its intention to issue up to $20 million of 12% senior secured convertible debentures (the "Debentures") and the initiation of a strategic review process.

CONVERTIBLE DEBENTURE ISSUANCE

The Company intends to issue up to $20 million principal amount of Debentures on a non-brokered private placement basis pursuant to exemptions under applicable securities laws (the "Offering").  The Company plans to use the net proceeds of the Offering to repay the outstanding $12.4 million credit facility held by Renvest Mercantile Bancorp Inc. ("Renvest") and for general corporate purposes.  The Offering is expected to close on or about March 26, 2015, subject to receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange (the "TSX-V").

The Debentures will be senior secured obligations of Jaguar and will assume the senior security package currently held by Renvest under its existing credit agreement, which matures on December 31, 2015. The Debentures will mature three years from the closing date of the Offering.

The Debentures will bear interest at a rate of 12% per annum, payable in US dollars semi-annually commencing six months from the closing date of the Offering. The Debentures will be convertible into Jaguar common shares at a conversion price of C$0.50 per share, representing a 13% premium to the 30 day VWAP price of Jaguar common shares and a conversion rate of 2,500 Jaguar shares per $1,000 principal amount of Debentures, based on Canadian dollar exchange rate of 0.80.  Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The Debentures will not be redeemable for a period of six months from the closing date.  On and after such date and prior to the date that is two years from the closing date of the Offering, the Debentures may be redeemed by Jaguar, in whole or in part from time to time, with 30 days written notice, at a price of 108% of the principal outstanding in the first year, 104% in year two and at par in year three, plus any accrued and unpaid interest.

Jaguar does not intend to list the Debentures on the TSX-V. The Debentures and the Jaguar common shares issuable on conversion of the Debentures will be subject to a four month and one day hold period under Canadian securities laws from the date of issue of the Debentures.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

STRATEGIC REVIEW PROCESS

Jaguar further announces that its board of directors (the "Board") has formed a special committee ("Special Committee") to initiate a strategic review process to explore alternatives for the enhancement of shareholder value.  As such, the Special Committee appointed Origin Merchant Partners as its exclusive financial advisor in conjunction with the process.  The review will consider various alternatives for the Company, including: merger opportunities, the potential sale of the Company's assets, potential partnership or joint venture agreements and any other options with the objective of maximizing value for the Company's shareholders.

There can be no assurance that the Company's efforts will be successful or that this process will result in any transaction. The Company does not intend to provide additional updates with respect to this process unless and until the Board approves a transaction arising from the strategic review, together with recommendations.

The Company's ongoing development and production activities at its operations in Brazil will be unaffected by this strategic review process.

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements the success of closing this transaction on the projected timeline, that regulatory approval will be obtained, the final terms of the Debentures that will be issued in connection with the Offering. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of Jaguar's not the success of closing this transaction on the projected timeline, that regulatory approval will be obtained, the final terms of the Debentures that will be issued in connection with the Offering, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 11:46e 27-FEB-15